
ORRICK


06014153

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

May 30, 2006

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press releases which has been published by the Company since our last submission of May 19, 2006.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,



Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
JUN - 6 2006
WASH. D.C.
209
SECTION

US_EAST:6098673.26

Open for new horizons.


VIE
Vienna
International
Airport

Flughafen Wien AG:
Changes to the 2006 Financial Calendar

Flughafen Wien AG has modified its 2006 Financial Calendar as follows:

- Traffic results for May 2006 will be announced on **14 June 2006** instead of 15 June 2006.
- Results for the first six months of 2006 and the Interim Financial Report for 2006 will be published on **22 August 2006** instead of 24 August 2006.

Please take note of these changes.

For additional information contact:

Robert Dusek	+43-1-7007/23126
Mario Santi	+43-1-7007/22826


PROCESSING
JUN - 6 2006
SECTION